Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: April 30, 2014

RF MICRO DEVICES, INC. FOURTH QUARTER
2014 CONFERENCE CALL
April 29th, 2014, 5:00 PM ET

Operator:

Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the RF Micro Devices Q4 2014 Conference Call. During today’s presentation, all participants will be in a listen-only mode. Following the presentation, the conference will be opened for questions. If you’d like to ask a question, please press the star, followed by the one, on your push-button phone. If you’re using speaker equipment today, please lift the handset before making your selection.

This conference is being recorded today, and at this time I’d like to turn the conference over to Doug DeLieto, Vice President, Investor Relations for RF Micro Devices. Please go ahead, sir.

Douglas DeLieto:

Thanks very much, Vincent. Hello everybody and welcome to our conference call. At 4:00 PM today we issued a press release. If anyone listening did not receive a copy of the release, please call Samantha Alphonso at The Financial Relations Board at 212-827-3746. Sam will email a copy to you and verify that you are on our distribution list. In the meantime, the release is also available on our corporate website RFMD.com under the heading ‘Investors’.

At this time, I want to remind our audience that this call will include forward-looking statements that involve risk factors that could cause our actual results to differ materially from Management’s current expectations. We encourage you to review the Safe Harbor statement contained in the earnings release published today, as well as our most recent SEC filings for a complete description.

In today’s release and on today’s call we provide both GAAP and non-GAAP financial results. We provide this supplemental information to enable investors to perform additional comparisons of operating results and to analyze financial performance without the impact of certain non-cash expenses or unusual items that may obscure trends in our underlying performance.

During our call, our comments and comparisons to income statement items will be based primarily on non-GAAP results. For a complete reconciliation of GAAP to non-GAAP financial measures, please refer to our earnings release issued earlier today available on our website RFMD.com, under ‘Investors’.

In February, we announced the definitive merger agreement under which RF Micro Devices Inc. will combine with TriQuint Semiconductor Inc. in a merger of equals. On April 14th, 2014, the new holding company currently named Rocky Holding Inc. filed a registration and joint proxy statement on Form S-4 with the SEC. The filing may be found through EDGAR on the SEC’s website which is located at www.sec.gov, under the company name Rocky Holding Inc. We urge you to read the registration and joint proxy statement and other documents filed with the SEC as they will contain important information about the transaction.

Now, in fairness to all listeners, we ask that each participant please limit themselves to one question and a follow-up.

Sitting with me today are Bob Bruggeworth, President and CEO, and Dean Priddy, Chief Financial Officer. I’m also joined by Eric Creviston and Norm Hilgendorf who lead our Cellular Products Group and Multi-Market Products Group, respectively, as well as other members of RFMD’s Management team.

With that, I’ll hand the call over to Bob.

Bob Bruggeworth:

Thank you, Doug, and welcome everyone. We’re very pleased today to report strong financial results and outstanding execution by the entire RFMD team. Revenue for the quarter was in line with our guidance provided January 28th at $256 million, while earnings per share of $0.12 was well ahead of guidance on the strength of robust margin expansion and operating leverage. Despite the seasonal decline in March revenue, RFMD’s gross margin for the quarter expanded sequentially by 230 basis points to 42%; that’s 2 percentage points ahead of our original guidance of 40%. On our quarterly earnings call a year ago, we highlighted our goal to expand RFMD’s gross margin by 300 to 400 basis points in four quarters. Four quarters later, we’ve nearly doubled that goal, expanding gross margin by 760 basis points.

RFMD is executing on multiple long-term structural initiatives that are enhancing our operating model and delivering robust improvements in our financial performance. Today, we have greater than 75 initiatives underway that roll up into one comprehensive effort spanning our entire organization. We are reducing our costs in our Fab, in our packaging and test facilities, across our supply chain and in how we design our products, and we’re confident we can drive margins even higher. We’re also confident in our ability to outpace our industry’s growth rate in Fiscal ’15.

One of the reasons for that is the market for RF solutions is growing faster than the handset market. As an example, the dollar content available to RFMD in today’s LTE and LTE Advanced smartphones can easily exceed $10 versus $7 to $8 in the highest tier smartphones just a few years ago. That’s significantly ahead of the year-over-year growth rate in smartphone units.

That’s due to a number of factors. First, smartphone manufacturers and carriers are requiring more modes and more band as well as 802.11 AC connectivity in order to maximize data throughput and better monetize the carriers’ investments in spectrum and network capacity. To support these additional modes and band, the industry is adopting technologies like envelope tracking, carrier aggregation and transmit MIMO, all of which expand our RF content opportunities further and add complexity to the device, thereby creating greater demand for our services.

In terms of timing, we are beginning to support the volume ramps of many of this year’s most popular devices, and we expect this to accelerate into the September quarter with the ramp of this year’s marquee smartphones and tablets weighted towards the back half of this calendar year.

We’re seeing a similar dynamic play out in mid-tier phones. 3G, feature phones of yesterday are evolving to include additional LTE bands and this is increasing the RF content by $2 to $3. In developing geographies, the migration from 2G voice-only phones to higher dollar content 3G entry devices is increasing our content opportunity in the entry level by as much as two to three times, depending on the band count and the addition of Wi-Fi.

What’s even more exciting, and is a much larger opportunity for RFMD is the deployment of 4G TD-LTE in China. RFMD has historically enjoyed a very strong presence in China with both customers and channel partners and we’re in the very early stages of the deployment of TD-LTE. We enjoyed meaningful revenue related to multimode TD-LTE devices this quarter and we see that increasing rapidly to tens of millions of dollars per quarter across a broad portfolio of PAs, switches and antenna tuning components. In fact, one large multinational customer based in China, has secured as many as 10 of our parts per phone in support of their upcoming flagship smartphone launch. The demand we’re seeing today related to 5-mode TD-LTE is ahead of where many industry analysts had forecast, and some of our largest customers are telling us there could be more than 150 million TD-LTE devices produced this year.

Supporting this view, TD-LTE is driving significant new investment in wireless infrastructure. According to the China News Service, China Mobile aims to install 500,000 new base stations in 2014 and another 500,000 by 2016, driving up demand for MPG’s range of base station components.

So our end markets are growing and the RF TAM is growing even faster. There are distinct long-term growth drivers that favor RFMD, like TD-LTE in China, 2x2 MIMO Wi-Fi connectivity in smartphones, additional LTE bands and feature phones, additional 3G bands and entry smartphones, and the advent of new cellular technologies like envelope tracking, carrier aggregation on the downlink, and later, carrier aggregation on the uplink.

More specific to RFMD, we’re capturing additional content in new categories like antenna tuning, impedance tuning, diversity switches, power management circuits, highly integrated receive modules, and soon, RF Fusion, a complete RF front-end solution for 4G world phones and tablets.

RFMD is also positioned to capture additional growth created by the Internet of things, which is beginning to add sensing, processing and connectivity capabilities to nearly any object imaginable and encompasses a broad array of global macro trends like embedded connectivity, wearable technology, the connected home, automotive Wi-Fi and others. RFMD is capturing broad opportunities in smart energy and home area networks with our ZigBee and Wi-Fi solution, and we’re at the forefront of new standards in development like the sub-1 gigahertz standards enabling long-range mesh networks and the 802.11p standard for automotive networks.

We are enjoying broad-based design win activity in Wi-Fi for both mobile and non-mobile applications like routers, access points, set-top boxes and televisions. We see double-digit growth opportunities in Wi-Fi, especially where device requirements favor RFMD’s performance leadership.

So, looking at our diversified growth opportunities, our diversified product portfolio and the multiple efforts underway to expand gross margin and enhance our operating model, we are confident in delivering revenue growth ahead of our underlying markets, gross margin at the top of our industry, powerful operating leverage, robust EPS growth and strong free cash flow.

With that, I’ll turn the call over to Dean.

Dean Priddy:

Thanks, Bob, and good afternoon everyone. Consistent with January guidance, revenue for the March quarter was $256 million. CPG revenue was $203 million and MPG revenue was $53 million. RFMD had two 10% customers.

Gross margin for the March quarter increased 230 basis points sequentially and 760 basis points year-over-year to 42%. Gross profit totaled $107.6 million. RFMD has an intense focus on gross margin. We’re employing advanced analytics to make material reductions in our manufacturing footprint, our cost structure and our fixed asset base. We’re achieving multiple points of benefit as well as a more predictable margin profile.

How much more benefit did we see? Back in December I made a statement at an investor conference in New York that we have an internal goal of having the highest gross margin in our industry. Today, we believe RFMD is on a path to industry-leading gross margin. Again, that is the highest gross margin in our industry. We challenged our organization to be the best and we’re very pleased with the progress they’re making.

We anticipate significant gross margin expansion in the June quarter; in the longer term, we believe the actions we’re taking will continue to drive multiple points of margin improvement.

Returning to the P&L, operating expenses were $74 million compared to $74.6 million last quarter, with G&A of $10.2 million, sales and marketing of $16.2 million, and research and development of $47.6 million. Operating income for the March quarter was $33.6 million, representing approximately 13.1% of sales.

Other income was approximately $0.5 million and non-GAAP taxes were approximately $0.8 million. Net income for the quarter was $33.4 million or $0.12 per diluted share based on 289.5 million shares.

Moving to the balance sheet, cash, cash equivalents and short-term investments totaled approximately $244 million. Cash flow from operations was $31.7 million and free cash flow was $24.4 million. DSOs were 49.8 days, and RFMD’s inventory balance declined by $10.6 million resulting in turns of 5.

Net PP&E was $196 million and capital expenditures during the quarter were $7.3 million with depreciation of $11.7 million and intangible amortization of $7.5 million. An update on our convertible debt, RFMD retired the remaining principal balance of $87.5 million of convertible notes on April 15th, and today RFMD is debt-free.

Regarding our proposed merger with TriQuint, we have submitted our HSR application to the FTC and we have filed our S-4 with the SEC. We anticipate filing with MOFCOM very soon.

Now for the financial outlook and business commentary for the June quarter, RFMD expects quarterly revenue to increase approximately 19% sequentially to approximately $305 million. RFMD expects non-GAAP gross margin to expand sequentially by approximately 150 to 200 basis points. RFMD expects non-GAAP operating expense to be approximately flat sequentially. RFMD expects a non-GAAP tax rate of approximately 15%, and RFMD expects non-GAAP earnings per share of approximately $0.17.

With that, we’ll open the call up to your questions. Thank you.

Operator:

Thank you, sir. Ladies and gentlemen, we will now begin the question-and-answer session. As a reminder, if you would like to ask a question, please press the star, followed by the one, on your push-button phone. You can withdraw your question at any time by pressing the star, followed by the two. If you’re using speaker equipment today, please lift the handset before making your selection. We ask that you limit yourself to one question and one follow-up question and then re-queue for any additional questions.

Our first question is from the line of Mike Burton with Brean Capital. Please go ahead.

Mike Burton:

Hey guys, congratulations on the very impressive results and guidance. First, Bob or Eric, can you help us understand where in the June quarter you’re seeing the out performance versus your normal seasonal pattern. Is it more China versus tier ones or something else? Any comment about the shape of the rest of this year? Are you benefiting from anything that might be getting pulled into the June quarter that you might normally see out in September? Thanks.

Bob Bruggeworth:

Mike, thank you very much. As far as what’s driving the growth, I think as I touched in my prepared remarks, it’s pretty broad-based. We’re seeing it across a number of different areas, but clearly what we’re seeing in the TD-LTE market with the expanding dollar content and then not just being PAs but also being the work that we’ve done with switches and antenna tuning, so it’s not just a PA comment. We’re just seeing an expansion in the RF content there. But we’re still seeing the 2G voice-only phones also migrating to 3G. We’re also seeing that mid-tier phones starting to add, the feature phones starting to add LTE. So when we look at it, it’s very broad-based as we’re starting to see it, but I would say that the initial ramp up that we’re seeing right now is primarily LTE and TD-LTE, and again, more than just PAs; it’s PA switches and antenna tuning, like that. Further out through the year, we’re just going to have to watch as further marquee phones are launched. Several of them are lining up and one of our major customers continues to release “marquee phones” throughout the year, so we’ll just have to see how the sell-through goes.

Wi-Fi is also being added into the phones and we’re starting to see that as well, and, you know, our business is continuing to grow with Wi-Fi for mobile, so again, not just the cellular components but also the Wi-Fi.

I’ll let Eric or Norm add any color if need be.

Eric Creviston:

No, that’s good.

Norman Hilgendorf:

No, thanks.

Mike Burton:

Thanks. Then Dean, great progress on the margins. You stated before that you expected 45% gross margins by the end of next year. Can we get an update on that? Or if not, maybe can you help us with how we should expect gross margins to trend going out past June, and likewise with opex. We’re flat into the June quarter; how do you expect that to trend with RF Fusion launching in the second half? Thanks.

Dean Priddy:

Yes, we see another improvement in gross margin past the June quarter. So we’re getting pretty good visibility, I feel, into how the margin profile is beginning to shake out and it’s really how well the organization has done in responding to our challenge for margin improvement. We’ve broken it down into buckets, like our manufacturing footprint, our flexible sourcing model, our relentless pursuit of cost reductions including design for cost, and finally our product portfolio and management. So it’s really broad-based across the entire organization. The margin improvement initiatives are working and I think we’re going to continue to work throughout the year.

Operator:

Thank you. Our next question comes from the line of Harsh Kumar with Stephens. Please go ahead.

Harsh Kumar:

Yes, hey guys. First of all congratulations, tremendous execution. I think you (inaudible) a lot of happy shareholders. I wanted to ask a question, Dean, on the gross margin uptick, perhaps, and the big uptick in the March quarter relative to what you were thinking, and then also again in the June quarter. If I had to say what was the one big thing that drove it more than anything else, or maybe the one or two big things that drove it.

Dean Priddy:

I think for the March quarter it was the relentless pursuit of cost reduction throughout the supply chain. To some extent we’re beginning to see the benefit of our design for cost initiatives, but they’re more towards the back half of the year. Product mix may have helped us a tad during the quarter, but more than anything else, it was the very, very good work that our sourcing organization has done on getting costs out of our products. For instance, in our wafer fab, our variable cost per wafer has declined 40% year-over-year and that’s because of our war on gold, our war on chemical usage and other activities within the fab. So it’s really an across-the-board effort from the organization.

We’re also seeing the full realization of sizing our manufacturing footprint appropriately and did see some improvement in gross margin because of our CMOS PAs as well.

Harsh Kumar:

Got it. Hey Dean, thanks for the color, and as my follow up, if I can ask you, I know the merger is going to happen soon and the numbers will change dramatically, but assuming that’s—put that aside for a second, with your growth, with your opex where you’re at, how much revenue can you support in your organization with this level of opex and keeping that flat?

Dean Priddy:

We can support significantly higher revenue growth. We have manufacturing capacity. We—a significant amount of our manufacturing is outsourced to the Silicon and I would say it could easily top $100 million per quarter of additional growth.

Operator:

Our next question comes from the line of Vivek Arya with Bank of America Merrill Lynch. Please go ahead.

Vivek Arya:

Thanks for taking my question. Maybe Bob, you mentioned very strong pick up in TD-LTE. Should we expect that to sustain even in the back half? And I think really what we are all trying to get a sense for is that how much of the growth you are seeing right now could be like the first major step function in China that perhaps stays off in the back half. Really, how much of this growth is sustainable and how we think about seasonality as we get into the back half of the year?

Bob Bruggeworth:

That’s a great question that I think Eric would like to answer that.

Eric Creviston:

Sure. So regarding TD-LTE, it really is just getting started now. We’re beginning to ramp up in the March quarter, just at the very end of the quarter. We’ll have a full quarter of shipments this quarter. I looked at the model for that for the year and what we’re hearing from our customers and it’s really about a third of the annual demand that China Mobile is targeting and others which ship in the first half, which would say we should still see a pretty good second half of growth on TD-LTE. As you probably know, recently that’s changed significantly with China Mobile requiring 5-mode phones on the network and we also see a lot of other networks uptaking TD-LTE. So I know on the call last quarter I commented a target of 50 million TD-LTE handsets for this year, and you heard in Bob’s prepared remarks now our customer is telling us to expect more than 150 million TD-LTE and it could be in fact much higher. We see the growth really continuing on through next year as well because a lot of the—not just the carriers but the large China handset OEMs see this as a real opportunity to take the main stage in smartphones and see tremendous financial growth coming from these adoptions of the TD-LTE into their portfolio.

Vivek Arya:

Got it, very helpful, Eric. I’m wondering where you are with your ultra low-cost CMOS power amplifier, and I’ll ask another question while I’m at it, which is Skyworks formed this joint venture with Panasonic on SAW NDC softwares and I’m wondering if it changes the competitive landscape in any way for you guys. Thank you.

Eric Creviston:

So first off, with the 2G CMOS PA, that continues to go very well. As a percentage of our 2G portfolio, it’s growing significantly. Overall, as we’ve been saying for the past couple of quarters, 2G continues to decline in general, but in the March quarter our 2G CMOS was actually flat, in fact up slightly, so as a percentage of the overall 2G, it’s going quite nicely. It’s ramping into the tier ones now and so forth. So that’s continuing to go well and I think also a contributor to the margin expansion as we said it would be.

The second question was about the Skyworks/Panasonic joint venture. Yes, I think that makes a lot of sense. I don’t think it has any negative implications on us. We do source some parts from Panasonic today, of course, and we’ll continue to; we have a supply agreement there. We see—of course you know our plans with our merger, we see that there is a need to help customers with higher levels of integration and being able to co-develop and co-produce the filters for at least some of the filter bands within your products. It can definitely help you optimize the products, and so we think it makes perfect sense.

Operator:

Thank you. Our next question is from the line of Edward Snyder with Charter Equity Research. Please go ahead.

Edward Snyder:

Thanks a lot. So two each, right? Eric, you mentioned the 2G—the 3G business was flat this quarter, but you said it was ramping into top tier OEMs. Does that suggest that you expect it to either remain flat or move up in the out periods? And as you’re seeing more of this 4G, et cetera, I mean they all require a 2G amp so are you finding you’re getting any traction with the CMOS parts into some of the more sophisticated one or are they still doing GaAs there? Then along the same lines, how do you expect to be at Samsung? Now they’ve launched GS4, do you expect up, flat or down year-over-year and has the mix moved away from gas to SOI at Samsung?

Then Dean, you guided for 10 to 15% non-GAAP tax rate last quarter; it was zero this quarter, which certainly the net income number. Did that just push out a quarter or so? Or is something else going on there? You’ve always said that you’d get better leverage on opex. It looks like that’s happening now. Should we be modeling relatively flat this year given what you just said about incremental growth in the top line being another $100 million or so? Thanks.

Bob Bruggeworth:

I will attempt to take care of this and be the quarterback here. Eric, the question was on the CMOS PA making progress at the tier ones and how that’s going. And then also I think, as he related, into some of the higher tier phones and what’s going on with SOI and gas. Talk about your whole portfolio and then Dean will take the financials.

Eric Creviston:

I think there was also a question sprinkled in there on Samsung as well.

Bob Bruggeworth:

Correct.

Eric Creviston:

So starting off with the 2G CMOS, just to be clear, I said that overall the 2G part of the portfolio is still declining sequentially but our 2G CMOS PA was flat sequentially, so it increased as a percentage of the portfolio. We do see it ramping throughout the year and some of that, as you said, is the potential placement into other 3G entry handsets, although so far that has not happened yet. A lot of the 3G entry handsets are adopting multimode multiband power and suppliers with 2G included. So we do expect to see continued adoption and ramp of the 2G CMOS PA even outside of the 3G entrants here.

Then on Samsung generally, that was in fact a highlight of our March quarter. In fact we grew nicely with them in the March quarter on their new platform ramps. We are positioned very nicely across the portfolio, all base band providers in all product functionality too. Discrete PAs, multimode PAs, (inaudible) tuners and even power management ramping as well there, so we have a very broad and healthy relationship with them and we’re definitely expecting to grow.

Dean Priddy:

Ed, regarding the tax rate, you remember this is the end of our fiscal year, so it was a true-up for our cash taxes. So we got just a little bit of a benefit given where we were going into the quarter. Looking at next fiscal year, I do believe the tax rate is going to increase. We’ll have the cash taxes that we pay, which has been predominantly in international entities and given the level of profitability that we expect to generate, there’s also the possibility that we could be paying some cash taxes here in the United States as well. I mean obviously we’re going to do everything we can to minimize our cash taxes but I think that the 15% is a good going-in position for fiscal year ’15.

Regarding expenses, you may have already seen the highest expense for the year, especially that as the payroll taxes and all that hit the hardest in the March quarter. I think the June quarter will be relatively flattish but, you know, we could actually see a small decline throughout the rest of the year.

Edward Snyder:

Great. Then for my second question if I could, real quick, on the Panasonic/Samsung—sorry, Skyworks/Panasonic filter thing, you were probably Panasonic’s second largest customers in filters. I know you have an agreement with them. The announcement said they were going to close in the third Q or planned on it and I know you will close with TriQuint around that time, but the transition, once you’re a part of the Newco to starting sourcing filters from them may take a bit longer. Is there—how confident do you feel that your source of filters from them, because they (inaudible) got a good source of that—will remain uninterrupted and will it impact your design plans for early 2015 or so? Or are you just not worried about it at all based on what think you can get from TriQuint?

Bob Bruggeworth:

Ed, this is Bob. Number one, it was not a surprise to us what transpired. Number two, as we put in place our supply agreements, we had anticipated the potential someday that not staying part of Panasonic, so we’re not worried about any supply interruptions. We commercially have done business where we’ve bought from Skyworks in the past. Skyworks has bought from us in the past, and, you know, if we need to buy from them in the future we would, but again and I think the most important thing is this was by no way a surprise to us, and again, as we set up our own sourcing agreements with them, we’re not worried.

Operator:

Thank you. Our next question comes from the line of Cody Acree with Ascendiant Capital. Please go ahead.

Cody Acree:

Thanks guys. Maybe Eric, if you could, to the extent that you can in CPG, could you give us some degree of breakdown, particularly maybe how the market share and percentage of revenue in China, and then newer products like your aggregation envelope tracking and some of your antenna control solutions, just give us a sense of how that shakes out?

Bob Bruggeworth:

Yes, sorry Cody, we’re not going to avail a breakout in all the different product categories. I think we can give you at least what the China business was a percent of the cellular business, but we’re really not going to get into all the different categories. I mean what’s driving our growth, as I said in my opening comments, is everything that’s in the cellular business to what’s going on in MPG and we’re just seeing broad-based growth in various components, but—want to give you a China business.

Eric Creviston:

Yes, in the March quarter as CPG, percentage of CPG revenues, China was in the low 20% range, between 20 and 25%.

Cody Acree:

Dean, on the gross margins, so you’ve got the multiple initiatives you’re still working through, some of those are longer-tailed. I guess if you kind of have to characterize what inning we are in in that margin expansion, how much do you think there is left as you push through ’14 and into ’15?

Dean Priddy:

Like we commented, we don’t plan to stop improving margins until we have the highest margin structure in the industry. There’s obviously at some point a trade-off between growth rate and margin structure, but when I look at the list, I mean we have 75 active projects that we’re tracking in the company and we’re in various stages of executing on those projects. But, you know, we had several pretty big things; now we’ve got a lot of little things that do add up though to nice cost reductions and margin expansion. So I think we’re still on a very steep curve though regarding our margin improvement profile.

Operator:

Thank you. Our next question comes from the line of JoAnne Feeney with ABR. Please go ahead.

JoAnne Feeney:

Thanks and congratulations on some great results and on outlook. A question for you on your view of unit growth this year versus your contact gains and then the usual ASP decline that we eventually see in all semiconductors. So the third parties are estimating about 19, 20% unit growth on smartphones, heavily weighted towards the low end. Obviously you’re seeing a lot of RF contact gains, so I’m wondering what you think about this year in terms of the unit growth as a contributor to your growth versus the content gains, and then how much should we expect to see individual component prices, either through integration or just through natural pricing pressures, decline year-over-year?

Eric Creviston:

So first off, just responding to the cellular market at least, in total the unit growth is roughly flat for the year that we’re modeling, so all of our growth would be attributed to content gains essentially. As you said, where there is growth it is in higher RF content phones like LTE and TD-LTE and so forth. So it’s all content gain for the year.

JoAnne Feeney:

Okay, so you’re including feature phones and low-end phones. I was referring just to smartphone unit growth which has been estimated to be somewhere around 20% for the year.

Bob Bruggeworth:

Yes, I think that’s correct but I think what Eric was communicating is when we look at our total RF TAM, which we have to include all of that, what we analyze is the overall market is going to roughly be flat and the TAM is going to be growing, and that’s roughly out of the addition of RF content. You’re in the ballpark for what that category of phones will do but we look at every tier to look at our total business and that’s why in our prepared remarks we talked about 2G voice moving to 3G entry and—because for us, that’s a tripling in dollar content. That’s pretty meaningful to us as well, so we kind of look at that whole thing. And then also the addition of Wi-Fi, we also consider that.

JoAnne Feeney:

Okay, perfect. Really helpful. Then back to the follow up on the gross margin that others have been asking. What is it about RF Micro Devices that makes you confident that you can achieve industry-leading gross margins? Is it ASPs? Is it your particular mix versus the others? Do you feel like you have an advantage on the manufacturing side? Why do you have confidence that you can do better than the rest of the companies here?

Dean Priddy:

I think the discipline and the process that we’ve instilled in the Company and we talked about the 75 different projects that we’re actively tracking. We’re talking about, you know, taking some of the hard strategic steps over the past period of four years or so, for instance, selling our MBE facility, selling our GaAs fab in the UK, adopting a sourcing manufacturing model and just when we take into account what we expect to be average ASP erosion and look at the cost structures that we expect to be able to achieve through our sourcing and our own manufacturing, the result is what we believe will be the highest margin structure in the industry.

Operator:

Our next question comes from the line of Anthony Stoss with Craig- Hallum. Please go ahead.

Anthony Stoss:

Hi guys. My congrats as well on a great job to everybody at RFMD. Bob, if you wouldn’t mind talking a little bit more on the TD-LTE 4G base station, following up on the comments you made? I’d love to hear your view on just the growth rate of that segment for your business. Also, are you able to pick up any more on the gross margin side there given the 75 different projects you have? Then secondly, on the IOT, I’d love to hear your view on how you think RFMD is going to attack the market; what products you might be launching into the IOT. Thanks.

Bob Bruggeworth:

Alright Tony, I think as we haven’t heard from Norm, he’d like to jump in and respond. Thanks for asking about his business.

Norman Hilgendorf:

TD-LTE is very exciting right now for us in the wireless infrastructure category. It had very strong growth last quarter, double-digit quarter-over-quarter growth for us, and this is in an area where we sell a wide variety of products, gain blocks, power amps, variable gain amps, attenuators, switches in an area that’s traditional strength for RFMD, and above gross margins for MPG. So it’s a strong category and we see legs in this throughout 2014. There’s quite a ways to go yet with installations for China Mobile. So it’s continuing strength there and TD-LTE for us and wireless infrastructure, we also mentioned Internet of things. Our initial foray in the Internet of things is with Wi-Fi where we see a lot of people using Wi-Fi because it works, but we’re also seeing a lot of new activity in ZigBee and ZigBee being adopted in categories where perhaps they don’t need the hefty data rate that we can achieve with Wi-Fi these days. But they may still need a front end module or an external power amplifier to extend a range of those ZigBee devices, and since they operate—the ZigBee operates in the same frequency band as low-band Wi-Fi, we’re able to very easily adapt our Wi-Fi products for ZigBee applications, which supports appliances and other home networking applications and automated meter reading and smart grid applications as well. So we’re seeing very good activity throughout the industry in that area.

Anthony Stoss:

Great. Thanks a lot, Norm.

Norman Hilgendorf:

Thank you.

Operator:

Thank you. Our next question is from the line of Quinn Bolton with Needham & Company. Please go ahead.

Quinn Bolton:

Hey guys, I’ll add my congratulations on the strong margins, especially to the Ops team. Just a quick first question for Bob and then one for Eric. Bob, I think on the last call, if I’m not mistaken, you sort of thought that the Company could be positioned to grow 10% year-on-year in

Fiscal ’15. Given the better than expected guidance for June, I assume you’re still comfortable with that. I just wanted to touch base on that expectation.

Bob Bruggeworth:

Thanks for asking, Quinn. We are absolutely comfortable with that. It’s still our intent to grow faster than our underlying market, and as I said on the call last quarter, greater than 10%.

Quinn Bolton:

Great, thank you. Then for Eric, I know you talked a lot about TD-LTE strength. It seems like the China 3G market, especially quad core and maybe even optical core platforms are still seeing pretty good strength. Are you seeing good attach rates there on some of the 3G platforms, or is your growth in China predominantly from the TD-LTE phones? Thanks.

Eric Creviston:

Yes, that’s a good question. Actually, we see great attach tests to all the 3G platforms as well. I think why we’re talking so much about TD-LTE is that it just, frankly, exploded over the past couple of months in terms of the demand and the outlook for the year. So it’s layering on top of the 3G platforms as well.

Operator:

Thank you. Our next question comes from the line of Christopher Danely with JP Morgan. Please go ahead.

Philip Lee:

Hey guys, it’s Philip Lee on for Chris. You highlighted LTE as a major driver. Can you comment on your current split?

Eric Creviston:

Well, within...

Bob Bruggeworth:

Yes, I guess all we’ve done really in the past is just 2G to 3G/4G.

Eric Creviston:

Yes, so it’s 2G as a percentage of revenue since CPG is becoming less meaningful now that it’s down under 15% of CPG, so 85% of the business is in 3G and 4G combined, but we haven’t been breaking 3G and 4G out separately.

Philip Lee:

Got it, and as a follow up, moving beyond the June quarter, do you see more of the growth being driven by China with the TD-LTE stuff, or with the flagship phones from your top two customers?

Dean Priddy:

Actually, if you look our year-over-year growth that we’re projecting, it’s about half from marquee smartphones, if you will, and the other half could be attributed to the 4G transition into the low tier, or basically TD-LTE in China.

Operator:

Thank you. Our next question comes from the line of Blayne Curtis with Barclays. Please go ahead.

Blayne Curtis:

Hey guys, great results. Maybe if you could just talk just as far as your outlook. I apologize if it was covered but between CPG and MPG, the entire business is up 19%. Are you seeing any—is it CPG is seeing stronger growth? You mentioned base stations; I’m assuming that carries forward for MPG, but if you can give any color as between the two segments, that would be helpful.

Bob Bruggeworth:

Yes, Blayne. We’re seeing growth in both business units. Last quarter we commented MPG would grow and they did and we’re expecting them to grow this quarter as well as CPG, and CPG is going to grow a little bit faster than MPG this quarter.

Blayne Curtis:

Great, and then maybe, Eric, if you can talk about—you talked a three—you mentioned about a 3X content between 3G versus 2G. Can you make the same comparison TD-LTE versus 3G? Any way that you could frame how much additional content PA is, and then maybe switches and filters as well? If you can highlight all three, that would be helpful. Thanks.

Eric Creviston:

Yes, I can’t really break out between each of the product categories all that well for you here, but the transition from 3G versus 2G was that tripling of content that Bob referenced, and it’s about another doubling in from there to get to the TD-LTE content. For the most part now we’re building five-mode phones with 10 bands. There are some that are adding even more content and more bands of course, but on average we’re seeing in the $4 to $6 worth of RF content for TD-LTE. That’s the total RF content, so that includes filters, switches and power amplifiers.

Blayne Curtis:

I guess pre-deal is that TAM all—can you address the entire TAM? I guess is what I’m trying to figure out is your adjustable TAM pre-deal for PAs and switches versus including the filters as well, which is obviously a great tailwind once you do the acquisition.

Eric Creviston:

Yes, that’s correct. So today, the way the architectures are being put together, especially since it’s a relatively new requirement, is they’re still fairly discrete. They’re a multimode power amplifier so that covers some of the band, then there are satellite power amplifiers and then antenna switch module and several discrete switches as well and potentially antenna tuners, but the filters are generally not included or integrated into our products today, so to your point, we are not addressing any of the filter TAM today. Longer term, obviously, with the merger, we’ll have that content and be able to offer you a higher level of integration to address that market too.

Operator:

Thank you. Our next question comes from the line of Steve Smigie with Raymond James. Please go ahead.

Steve Smigie:

Great. Thanks a lot guys. I add my congratulations. I was hoping we could look out a little bit into the future here. You’ve obviously had great numbers here and you still have some Skyworks and TriQuint as well I think so it seems like the industry overall is doing quite well as we’ve expanded here something like 43 bands. Just trying to get a sense of how long does this continue. I think we’ve talked in the past maybe expands 100 bands or something like that. So how quickly do we expand to the next set of bands and is that going to be soon enough that you can keep the big dot content trend going here?

Eric Creviston:

Well, you know, it’s not just about bands although that is a key driver, but it’s also just about bandwidth and being able to get more data through the pipe, if you will, and so that’s what drives multimode operation as well, like the 5-mode bands that we’re talking about the China Mobile as an example to allow people to have a big pipe into their mobile device but also be able to roam and cross geographies and so forth. So we see continued expansion—this will go on for some time—of the available bandwidth getting into the mobile device. Some of that is band-related, some of it is mode-related, but then you have also carrier aggregation modes, so the carriers having the capability of pumping the device to and from a mobile device over multiple channels is another big trend which will, again, add RF content and switching and even in power amplifiers as well, driven by that trend. Then the next step beyond that, we talk about antenna tuning and then just general tuning with impedance tuning and so forth to really extend the battery life and lower the actual operating temperature of the device. That is really just getting started. I think the tunability in these handsets is something that five years from now will look totally different. I think that it will be a much bigger market. It’s just getting started.

So, it’s not just about the band proliferation; it’s about solving that total system problem for the customer and that’s what’s really driving a solution like RF Fusion because it is getting so complicated to put all this together and do the system architecture and have the ability to make that very compact and easy to use for the customer, and that trend as well is really just beginning. So we think we’re still at the very early stages of a long-term growth trend here for the RF industry.

Steve Smigie:

Great, thanks, and I did want to follow up on the RF Fusion. That was going to be my next question anyway. So as you look at the R&D investment you have to make here, does it become a little bit more of a high stakes bet in a sense where, you know, if you have to put all this stuff together for a particular solution, RF Fusion solution, are you making a big bet that, “Hey, you know, these are the bands people are going to want,” or is it more you’re working closely enough with customers that there’s enough flexibility there that it’s not really a bet in that sense.

Eric Creviston:

That’s a great question and it may be surprising but actually it’s not the big bet you might expect it is. You may recall over the past couple of years, RFMD has already began marketing complete reference designs, so we’ve been working closely with customers to really optimize the system architectures and build solutions. Now we’re just taking it to the next level in terms of packaging technology to really make a compact into a single footprint. So a lot of the R&D that we’ve been spending for several years has really been in anticipation and set us up to be able to drive this thing across the goal line.

Operator:

Thank you. That concludes our question-and-answer session for today. At this time I would like to turn the conference back to Management for any closing remarks.

Robert Bruggeworth:

Thank you for joining us tonight. RFMD is executing on multiple long-term structural initiatives that are enhancing our operating model and delivering robust improvements in our financial performance. We are confident in delivering revenue growth ahead of our underlying markets, gross margins at the top of our industry, powerful operating leverage, robust EPS growth and strong free cash flow. Thanks again and good night.

Operator:

Thank you, sir. Ladies and gentlemen, if you’d like to listen to a replay of today’s conference, please dial 1-800-406-7325 or 303-590-3030, using the access code of 4678178 followed by the pound key. This does conclude the RF Micro Devices Q4 2014 Conference Call. Thank you very much for your participation. You may now disconnect.

END

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
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